UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

HYPERDYNAMICS CORP (Name of Issuer)
Common Stock, par value $.001 (Title of Class of Securities)
448954107 (CUSIP Number)
Kent P. Watts
Hyperdynamics Corporation
One Sugar Creek Center Blvd, Suite 125
Sugar Land, TX 77478
713-353-9400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 07, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 448954107

1.	Names of Reporting Persons. Tyler Watts I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,396,648

	8.	Shared Voting Power 4,396,648

	9.	Sole Dispositive Power 4,396,296

	10.	Shared Dispositive Power 4,396,296

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,396,296

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 7.7

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Name of Issuer: Hyperdynamics Corporation Address of Issuer's Principal Executive Offices: One Sugar Creek Blvd, Suite 125 Sugar Land, Texas 77478

Item 2. Identity and Background.

(a)	Name: Tyler Watts

(b)	Residence or business address: One Sugar Creek Center Blvd, Suite 125 Sugar Land, TX 77478

(c)	Present Principal Occupation or Employment: Tyler Watts is the minor child of Kent P. Watts, Chairman and CEO of Hyperdynamics Corporation

(d)	Criminal Conviction: None.

(e)	Court or Administrative Proceedings: None.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration:

         On March 7, 2007, DJX Ltd, the owner of 2,725 shares of Hyperdynamics Series B Preferred Stock, transferred ownership of 100% of its preferred stock to five corporations owned by five trusts whose beneficiaries are the grandchildren of Ernest Watts. Tyler Watts is the 50% beneficiary of one of these trusts.

Item 4. Purpose of Transaction
Tyler Watts plans to hold the Series B Preferred stock as an investment.
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Not applicable.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Not applicable.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Not applicable.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not applicable.
(e) Any material change in the present capitalization or dividend policy of the issuer;
Not applicable.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not applicable.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not applicable.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not applicable.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Not applicable.
(j) Any action similar to any of those enumerated above.
Tyler Watts currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule D.

Item 5. Interest in Securities of the Issuer.

(a)

Tyler Watts is the 50% beneficiary of TW Trust, which owns TWJ Navigation, Inc., which holds 1,187 shares of Hyperdynamics Series B Preferred Stock. Hyperdynamics Series B Preferred Stock is convertible into Common Stock at a conversion price of $.135 per share. Accordingly, Tyler Watts is the indirect beneficial owner of 4,396,296 shares of Hyperdynamics Common Stock, which represents 7.7% of the total shares outstanding.

(b)

Each share of Hyperdynamics Series B Preferred Stock may vote 7,408 shares of Common Stock. Tyler Watts indirectly owns 593.5 shares of Series B Preferred, and accordingly has voting power over 4,396,648 shares of common stock.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 09, 2007
By:	/s/ Kent Watts Kent Watts

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